FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month February 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes               No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit

1.	Response to the query of the Indian Stock Exchanges concerning a news item appearing in a business daily on January 30, 2005 regarding a lawsuit filed by VSNL against the Union of India.

2.	Intimation regarding voluntary delisting of VSNL equity from the Calcutta Stock Exchange.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Amitabh A Khanna
Name:	Amitabh A Khanna
Title :	Chief Financial Officer

Date: February 1, 2005

EXHIBIT 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/Cl.24B/11256

31 January 2005

Mr. Yogesh Bambardekar Manager – Surveillance The Stock Exchange, Mumbai Rotunda Building, 1st Floor, Mumbai Samachar Marg, Mumbai – 400001. Fax No.: 22723355	Ms. Nisha Subhash Manager National Stock Exchange of India Limited, “Exchange Plaza”, Bandra-Kurla Complex, Bandra (East), Mumbai – 400051. Fax No.: 26598155

Sir,

Sub: News published in “Business Line” dated 30 January 2005

This has reference to your letter dated 31 January 2005 seeking substantive comments of the Company regarding the news item captioned “VSNL files suit, seeks Rs.2,560 cr from Govt” that has appeared in the Business Line on 30 January 2005.

2. Based on the valuation carried out prior to disinvestment by two independent merchant bankers of international repute, VSNL believes that it has been inadequately compensated by the Government of India (GoI) for advancing the termination of its monopoly in the International Long Distance Services (ILD) services from 1 April 2004 to 1 April 2002. Prior to the disinvestment of VSNL, while conveying that the monopoly would be terminated prematurely, the GoI reiterated its prior assurance that the GoI would consider additional compensation if found to be necessary on a detailed review when undertaken.

3. VSNL has been pursuing the above matter with the GoI from the point of view of this assurance given by the GoI. VSNL sent a notice under Section 80 of the Code of Civil Procedure, 1908 on 25 November 2004 while mentioning that the issuance of the notice U/S 80 of CPC by VSNL was in no way in derogation of the proposal for arbitration already made.

4. Since, legalities warranted filing of plaint with the High Court within the stipulated time for the claim, VSNL has filed a claim for compensation towards premature termination of monopoly in order to safeguard its interests and the interests of its shareholders. The case has been filed before the Bombay High Court against the Union of India on 27 January 2005.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

Copy to

1)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

2)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1195.

EXHIBIT 2

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11257

31 January 2005

Sir,

Sub. : Voluntary delisting of VSNL Equity from Calcutta Stock Exchange.

You are aware that the shareholders at the 17th Annual General Meeting held on 2 September 2003 had approved voluntary de-listing of VSNL shares from the Stock Exchanges at Chennai, Delhi and Kolkata. You are also aware that VSNL had made necessary applications to the said Stock Exchanges. VSNL has exchanged various letters with BSE and NSE in this regard and also forwarded delisting letters of Delhi and Chennai to all listed stock exchanges

Now we are forwarding the letter received from The Calcutta Stock Exchange informing that VSNL shares have been delisted from the said exchange. For your ready reference, we are attaching once again the letters received from Chennai and Delhi Stock Exchanges intimating de-listing from the said exchanges.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Nath Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1934.

The Calcutta Stock Exchange

Association Limited

7, Lyons Range, Kolkata 700 001

Phone: 2220-1488, 2220-6977, 2220-7209, 2220-6928

Cable: CALSTOCK Fax: 033-2202514, 210 4486

Ref. No.CSEA/LD/041/2005	18th January, 2005.

The Company Secretary,

Videsh Sanchar Nigam Limited,

Videsh Sanchar Bhavan,

Mahatma Gandhi Road,

Mumbai-400 001.

Dear Sir,

Sub: Voluntary delisting of equity shares of your company under

         SEBI (Delisting of Securities) Guidelines – 2003

Please refer to your letter dated 6th May 2004 on the subject cited above.

We write to inform you that your request for voluntary delisting of the listed securities of your company has been approved by the Exchange on 14th September 2004 in terms of the SEBI (Delisting of Securities) Guidelines – 2003 subject to payment of listing fee upto the financial year 2004-2005.

Your company has since made payment of up-to-date listing fee, the notice for delisting of your listed equity shares is being issued and the name of the company is being removed as a listed securities from the Official list of the Exchange.

However, considering the interest of the general investors of your securities, the said equity shares of your company will, henceforth be traded under the “Permitted Category” on the Exchange.

Thanking you,

Yours faithfully,

Sd/-
acs	(Dy. Secretary)

THE DELHI STOCK EXCHANGE ASSOCIATION LIMITED

Regd Ofice: DSE HOUSE, 3/1, ASAF ALI ROAD, NEW DELHI – 110 002

Phones: 23292417 – 420                Fax: 011-23292181, 011-23292176

DSE/DELIST/231	March 31, 2004

The Company Secretary,

VIDESH SANCHAR NIGAM LIMITED,

VIDESH SANCHAR BHAVAN,

MAHATMA GANDHI ROAD,

MUMBAI- 400 001.

Delisting of Securities

Dear Sir,

This is in reference to your request for delisting the securities of your company.

This is to inform that the securities of the company are hereby delisted from the Delhi Stock Exchange Association Ltd. w.e.f. March 31, 2004.

Thanking you,

Yours faithfully,

For THE DELHI STOCK EXCHANGE ASSN. LTD.

Sd/-

(BABITA JAGGI)

MANAGER

MADRAS STOCK EXCHANGE LTD.

Telephone	:	25228951, 25224382, 25224392	EXCHANGE BUILDING
Telegrams	:	“MASTEX”	Post Box No.183
Fax No	:	091-44-25244897	11, SECOND LINE BEACH
E-mail	:	mseed@md3.vsnl.net.in	CHENNAI – 600 001.

MSE/LD/PSK/731/680/04			8th June 2004

The Company Secretary,
Videsh Sanchar Nigam Limited,
Videsh Sanchar Bhavan,
M.G. Road,
MUMBAI - 400 001

Dear Sir,

Re: Voluntary Delisting of equity shares of your company from the Daily

       Official List of the Exchange.

Please refer to your various correspondence regarding the above.

The matter was considered by the Listing Committee of the Exchange and it was decided to withdraw the admission granted to dealings on the Exchange for the equity shares of your company in terms of SEBI (Delisting of Securities) Guidelines, 2003 for voluntary delisting and to remove the quotation fro the equity shares of your company from the Official List of the Exchange.

Accordingly we write to inform you that the admission granted to dealings on the Exchange for the equity shares of your company has been withdrawn and the quotation for the equity shares of your company has been removed from the Daily Official List of the Exchange with effect from 7th June 2004.

Yours faithfully,

Sd/-

Sr. Officer (Listing)